

December 31, 2014

Via E-mail
Ricardo Alejandro Torres
Co-Chief Executive Officer and Chief Financial Officer
Pampa Energía S.A.
Ortiz de Ocampo 3302, Building #4
C1425DSR, City of Buenos Aires
Argentina

  **Re:** **Pampa Energy Inc.**
     **Form 20-F for the Fiscal Year Ended December 31, 2013**
     **Filed April 28, 2014**
     **File No. 1-34429**

Dear Mr. Torres:

  We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Financial Statements, page F-1

Consolidated Statements of Cash Flows, page F-16

1. Please tell us the specific nature of the items included within the line item "Proceeds from funds obtained – CAMMESA operating financing" and clarify why you classify these amounts within cash flows from operating activities rather than cash flows from financing activities.  Refer to IAS 7.

Notes to the Consolidated Financial Statements, page F-19

Note 2:  Regulatory Framework, page F-19

2.3.3 PUREE-MMC, page F-47

2.  We note the gain of Ps. 2,933,051,544 recorded for Resolution ES No. 250/13 and ES Note No. 6852/13 and your disclosure on page F-79 that these Resolutions fall within the scope of IAS 20 since "it implies a compensation for the expenses incurred by Edenor in the past."  We have the following comments:

- Please tell us in sufficient detail how you originally recorded this gain.  Please provide us with the journal entries you recorded and clearly explain the nature of each entry.  For receivables recorded, please tell us whether you have received cash as of the date of your response.  For payables forgiven, please confirm to us that they have been extinguished and you are not required to settle these amounts in the future.

- Please provide us with your analysis under IAS 20 that supports recognition of income during fiscal 2013.  Please tell us the nature of any conditions or contingencies related to the amounts recognized and clarify how such conditions and contingencies do not preclude recognition.  We note your disclosure on page F-78, for example, that income from a separate Secretary of Energy Resolution, No. 95/2013, has not been recognized due to certain unmet conditions.  Please also provide the disclosures required by paragraph 39 in future filings.

Note 39.  Contingencies, page F-161

39.2 CTLL, page F-162

3.  We note on pages F-165 and F-142 that you recognized Ps. 85.2 million as other operating income in fiscal year 2013 for "economic recognition" granted by a contractor and offset the liabilities recorded for the last payment milestone due to the contractor.  Please explain to us the nature of this arrangement in greater detail and clarify how you determined your accounting treatment.  Please ensure you address how you determined it was appropriate to derecognize a Ps.85.2 million liability.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding our comments.  Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief